VIA EDGAR and FACSIMILE (202-772-9205)

February 3, 2011

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010

Re:	China Century Dragon Media, Inc. Registration Statement on Form S-1 File No. 333-166866

Dear Mr. Spirgel:

WestPark Capital, Inc. as representative for I-Bankers Securities, Inc. and Joseph Gunnar & Co., LLC (the “Underwriters”) respectfully joins the request of China Century Dragon Media, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-166866, as amended, to 4:30pm Eastern time on Thursday, February 3, 2011 or as soon thereafter as practicable.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
WESTPARK CAPITAL, INC.

By: /s/ Richard Rappaport
Richard Rappaport
Chief Executive Officer

For itself and as the Representative
of the several Underwriters.

cc:	John Harrington, Securities and Exchange Commission Thomas J. Poletti, Esq., K&L Gates LLP Melissa A. Brown, Esq., K&L Gates LLP